April 16, 2015

Via EDGAR

Ms. Michelle Roberts
Senior Attorney
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington D.C. 20549

Re:    Principal National Life Insurance Company Variable Life Separate Account (File No. 811-22589)
Principal Variable Universal Life Income III (“VUL III”) (File No. 333-175768)
Post-Effective Amendment No. 5 to the Registration Statement on Form N-6

Dear Ms. Roberts,

This letter responds, on behalf of Principal National Life Insurance Company Variable Life Separate Account (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on April 8, 2015, with respect to post-effective amendment number 5 to the Registrant’s registration statement on Form N-6 (“the Amendment”). The Registrant filed the Amendment with the Commission on February 26, 2015, pursuant to Rule 485(a) under the Securities Act of 1933 (the “Act”). Registrant will make the changes in response to Staff comments as described below in a post-effective amendment that Registrant will file with the Commission pursuant to Rule 485(b) under the Act (Amendment No. 6).

Comment 1. Please provide the Tandy representation in your response letter.

Response: The Registrant has provided the Tandy representation below.

Comment 2. Please confirm that all blank or bracketed numbers will be updated in a subsequent filing where appropriate.

Response: Confirmed.

Comment 3. Please confirm that all fees and charges in the May 1, 2014 prospectus and repeated in the May 1, 2015 prospectus are the same as those disclosed and reflected in the initial filing for this product and in all post-effective amendments.

Response: The Registrant confirms that all fees and expenses are the same as disclosed in all post-effective amendments, except (a) as disclosed in the supplement dated February 24, 2015 (and consequently in the 2015 prospectus fee table and footnotes 13, 14 and 15 related thereto), (b) for annual updates to the Annual Underlying Mutual Fund Operating Expenses table, and (c) as disclosed for policies dated on or after May 16, 2015.

Comment 4. On the cover page, add disclosure regarding the Account Value Enhancement to the effect that expenses for the contract with a bonus may be higher than expenses for a contract without the bonus. Additionally, if applicable, disclose that the amount of the bonus may be more than offset by fees and expenses associated with the bonus.

Response: The Registrant respectfully declines to add the requested disclosure. The Account Value Enhancement is based on Registrant’s reduced costs in later Policy Years. There is no additional charge for the Account Value Enhancement feature.

Moreover, the requested disclosure is not responsive to the items listed in Form N-6, Item 1(a) and General Instruction C.1.(b). The Account Value Enhancement is one minor feature of the entire product, and adding it to the cover would highlight it disproportionately, rather than providing "a balanced disclosure of positive and negative factors" of the policy.

In response to this comment, however, Registrant has added additional disclosure in the prospectus stating there is no additional charge for the Account Value Enhancement.

Comment 5. In the Glossary, add “Account Value” as a defined term.

Response: Registrant respectfully submits that "Account Value" is defined in the Glossary.

Comment 6. Please disclose the parameters for the Account Value Enhancement, such as when the Account Value Enhancement would be triggered and the extent of the Account Value Enhancement.

Response: The Registrant respectfully submits that the current disclosure provides this information. The registration statement explains that, in states where all May 16, 2015 Modifications are approved: the Account Value Enhancement may be available in Policy Years 11 and later; any percentage will be based upon Registrant’s reduced costs in later Policy Years; and any percentage will be multiplied by the Policy Owners Account Value. The current disclosure also states in bold text that the Account Value Enhancement is not guaranteed and can be changed or discontinued at any time.

In response to this comment, however, Registrant has added the following: “For more information about how an Account Value Enhancement may impact Your Policy, contact Your registered representative and request a personalized illustration.”

Comment 7. In the Fee Table, the “Amount Deducted” column should only state the amount of the particular fee and should not contain any accompanying text. For example, for “Surrender Charge,” the text “per $1,000 of face amount” should be moved to the Charge column.

Response: The Registrant respectfully declines to revise the disclosure because it believes such disclosure is responsive to Form N-6. Instruction 1(f) to Form N-6, Item 3 states that the Amount Deducted column “should include the basis on which the charge is imposed (e.g., 0.95% of average daily net assets, $5 per exchange, $5 per thousand dollars of face amount).”

Comment 8. With respect to Footnote Number 14 to the Summary: Fee Tables, please disclose the surrender charge schedule that was in place prior to the February 24, 2015 prospectus supplement.

Response: The Registrant has revised the disclosure and attached the prior fee schedules as appendices to the prospectus.

Comment 9. In the fee tables, with respect to the parenthetical in each heading describing the applicable policy date, please use bold font in the same size as the table heading.

Response: The Registrant has made the requested change.

Comment 10: On page 28, under “Premium Expense Charge,” the word “we” is improperly capitalized. Please check and revise throughout the document as appropriate.

Response: The Registrant respectfully declines to revise the disclosure. The word “We” as used in the prospectus as a defined term (see the Glossary in the Prospectus). Moreover, Registrant’s previous reviewer requested that all terms defined in the glossary be capitalized or otherwise distinguished throughout the prospectus.

Comment 11: On page 32, under “Return of Cost of Insurance Rider,” please add disclosure stating that the rider is not available to policies with a Policy Date on or after May 16, 2015.

Response: The Registrant has made the requested change.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-235-1209 if you have any questions.
Sincerely,

/s/ Britney Schnathorst

Britney Schnathorst
Counsel, Registrant